Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following is a form of letter that is being mailed to participants in Empire State Building Associates L.L.C.

April 3, 2013

To Fellow Participants in Empire State Building Associates L.L.C. (“ESBA”):

Some investors have asked us: who is Andrew Penson (“Penson”)? Over the last 17 years, we have had several interactions with Penson. He made efforts, through various means and various partnerships, directed towards the Empire State Building (“ESB”). We believe that Penson’s past and present behavior provide a useful background in understanding his opinions regarding the proposals before you.

What does Penson disclose about himself?

Argent Ventures, Penson’s company, has a website on which it states amongst its targets: “opportunistic investments in any asset class that involve the following: Distressed debt, Broken partnerships, Uncompleted developments, Restructurings, Recapitalizations, Rescue equity for troubled sponsors, Environmentally-challenged assets, Development/redevelopment.”

What is Penson’s History at ESB?

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In 1996, Penson joined with Julien Studley[1], a real estate investor and broker who in 1991 brought suit to try to force the sale of the entire ESB. Together, they tried to purchase a large stake in either or both of ESBA and Empire State Building Company (“ESBC”). We determined their efforts were not in the interest of any ESB investor and fended off Penson’s approach.

[1]	Julien Studley, in 1991 and in an amended suit in 1995, unsuccessfully sued Malkin Holdings’ predecessor, Peter Malkin, ESBA’s Agents, Harry Helmsley, and others, seeking amongst other things to force the sale of ESB. As discussed in ESBA’s April 10, 2000 Annual Report, nearly a decade later Studley was still suing.

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In 1997, Penson used Empire State Liquidity Fund to buy interests from ESBA investors through a “mini-tender” which allowed Penson not to file with the SEC. In 2000, the SEC expressed concerns with practices of those conducting mini-tenders and deficient disclosure in mini-tenders. Penson offered $22,500 per $10,000 unit, less than 8% of the current exchange value. The largest original unit value purchased was $10,000, the smallest was $3,333, and the average was less than $6,100. His total purchase was $91,000 of original value interests in transactions with 15 participants.

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We viewed Penson’s offer to be unclear on key terms impacting targeted ESBA investors, including what a targeted ESBA investor would retain from regular and overage distributions in the year of sale. As has been our policy with all tender offers, we recommended that investors not sell to him. When questioned by us, several investors stated they had been confused and made a mistake in responding to Penson affirmatively, and requested our assistance to cancel their agreements to sell.

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Penson claims that we blocked his acquisition of about 80 participations. Our records show that Penson had requested transfer of units held by at least 64 participants whose units were not transferred. Some of these investors had questions about his tender offer, and some informed us they were rescinding their acceptance and instructed us not to transfer.

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Penson complained about our actions in his 1997 tender, stating that we were seeking to block him and thwart his efforts. We view our efforts as protecting ESBA investors who were confused by his offer and not certain they wished to sell. We stand by our actions.

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In 2001, after confidential negotiations over a period of months, we initiated a consent solicitation to purchase the ESB fee title from a partnership including Donald Trump which had purchased it from Prudential Life[2]. Penson withheld his vote on our successful proposal. Eventually, Penson submitted an affirmative vote, under protest, when we sent him a pre-buyout notice upon receipt of the necessary 80% super-majority consent.

We question why Penson opposed our proposal.

In February 2012, Penson requested a meeting with Anthony Malkin, to which Penson brought Mark Teitelbaum, the Chief Operating Officer of his company and former colleague of Julien Studley. During that meeting, Penson discussed our proposed transaction, but did not raise any of the objections he is now voicing.

What are Penson’s Most Recent Dealings with an ESBA Investor?

We know of at least one recent acquisition of ESBA units by an entity which may be affiliated with Penson. A week ago, we received documents for the sale of $26,000 of original ESBA units from a 92-year old California woman to a purchasing entity the signatory of which is Mark Teitelbaum, the Chief Operating Officer of Penson’s company, Argent. This 92-year old ESBA investor is represented by Daniel Schwimmer, who we believe from our research to be a San Diego real estate broker. Mr. Schwimmer has stated to our transfer agent that the price of this elderly investor’s sale cannot be disclosed as he is barred by a confidentiality agreement with such purchaser.

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Donald Trump, in 1994 and in several amended suits, unsuccessfully sued Malkin Holdings’ predecessor, ESBA’s Agents, ESBC, Harry Helmsley, Helmsley-Spear, and others seeking amongst other things to terminate ESBA’s leasehold. At times, Trump met with Studley on the matter.

Is Penson Planning his own Separate Transaction with ESB?

By our hand-delivered letter on March 27, we asked Penson if he or his affiliates intended to attempt a separate transaction with ESB. He has not yet responded.

The current structure of the ownership of ESB allows for costly, disrupting litigation and attracts opportunists. Some are well known, others are unknown. We believe they all have one goal: to profit at other investors’ expense.

We can only give you the facts as we see them. You have to be your own judge of Penson and whether his actions and his advice are good for you and your investment. We have already made our own determination based on years of experience with him.

We believe the proposed consolidation and IPO as a REIT is in the best interest of all investors. [Alternative for participants that have not yet voted: If you have not done so already, we urge that you vote “FOR” the proposals. You can reach Malkin Holdings at 212-850-2660 or inquiries@MalkinHoldings.com.] [Alternative for participants that have voted no: We urge that you change your vote to be “FOR” the proposals. If you would like a new ballot, you can request one from Malkin Holdings at 212-850-2660 or inquiries@MalkinHoldings.com.]

Sincerely, MALKIN HOLDINGS LLC

/s/ Peter L. Malkin	/s/ Anthony E. Malkin
Peter L. Malkin	Anthony E. Malkin
Chairman	President

For more information, use your password and please visit www.EmpireStateRealtyTrust.com, view the DVD which accompanied your package of disclosure/consent solicitation materials, send an e-mail to inquiries@MalkinHoldings.com, or call MacKenzie Partners at 1-888-410-7850.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

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